UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO §240.13d-2(a)
(Amendment No. 1)

CHINACAST EDUCATION CORPORATION

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

16946T109

(CUSIP Number)

Ned Sherwood, c/o ZS Fund L.P., 1133 Avenue of the Americas, New York, New York 10036
(212) 398-6200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 24, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

(Continued on following pages)

CUSIP No. 16946T109	SCHEDULE 13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS: Ned L. Sherwood

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		637,836

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,625,488

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		637,836

WITH	10	SHARED DISPOSITIVE POWER:

		2,625,488

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,263,324

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No. 16946T109	SCHEDULE 13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS: ZS EDU L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,625,488

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,625,488

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,625,488

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No. 16946T109	SCHEDULE 13D	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS: ZS EDU GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,625,488

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,625,488

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,625,488

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No. 16946T109	SCHEDULE 13D	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS: Robert Horne

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		50,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,625,488

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		50,000

WITH	10	SHARED DISPOSITIVE POWER:

		2,625,488

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,675,488

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Page 6 of 10 Pages

The Statement on Schedule 13D, as originally filed with the Securities and Exchange Commission on March 24, 2011 (the “Schedule 13D”) by the Reporting Persons named therein is hereby amended and restated in its entirety by this Amendment No. 1 to the Schedule 13D.

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.0001 per share (the “Shares”) of ChinaCast Education Corporation, a Delaware corporation, (the “Issuer”).  The Issuer’s principal executive office is located at Suite 08, 20/F, One International Financial Centre, 1 Harbour View Street, Central, Hong Kong.

Item 2.	Identity and Background.

(a)            This Schedule 13D is filed by Ned L. Sherwood, ZS EDU L.P., ZS EDU GP LLC and Robert Horne. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)            The principal business address of each of Messrs. Sherwood and Horne, ZS EDU L.P. and ZS EDU GP LLC is c/o ZS Fund L.P., 1133 Avenue of the Americas, New York, New York 10036.

(c)            The principal business of Messrs. Sherwood and Horne is as serving as a manager of the general partner of ZS Fund L.P., a private equity firm engaged in making long-term investments in successful middle-market companies. The principal business of ZS EDU L.P. is acquiring, holding and disposing of investments in various companies.

(d)            No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent  jurisdiction and as a result of such  proceeding  was or is subject to a judgment,  decree or final  order  enjoining  future  violations  of,  or  prohibiting  or  mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Messrs. Sherwood and Horne are citizens of the United States of America.  ZS EDU L.P. is a Delaware limited partnership. ZS EDU GP LLC is a Delaware limited liability company.

Item 3.               Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 3,313,324 Shares beneficially owned by the Reporting Persons is $20,839,615.  The source of the $4,366,481 used to purchase the 637,836 shares owned by Ned Sherwood was investment capital.  The source of the $337,260 used to purchase the 50,000 shares owned by Robert Horne was investment capital.  The source of the $16,135,875 used to purchase the 2,625,488 shares owned by ZS EDU L.P. and ZS EDU GP LLC was investment capital.

Item 4.              Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

Page 7 of 10 Pages

The Reporting Persons do not have any plans or proposals which relate to or would result in:

a.	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

b.	a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

c.	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

d.	any material change in the present capitalization or dividend policy of the Issuer;

e.	any other material change in the Issuer’s business or corporate structure;

f.	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person;

g.
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

h.	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or

i.	any action similar to those enumerated above.

The Reporting Persons intend to review their investment in the Issuer’s Shares on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment  strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares, selling some or all of their Shares, or changing their intention with respect to any and all matters set forth in subparagraphs (a) - (i) of this Item 4.

Item 5.               Interest in Securities of the Issuer.

(a)            The aggregate percentage of Shares reported as owned by the Reporting Persons is based upon 49,778,952 Shares outstanding, which is the total number of Shares of the Issuer outstanding as of March 11, 2011, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2011.

Amount beneficially owned:

Ned Sherwood – 3,263,324
ZS EDU L.P. – 2,625,488
ZS EDU GP LLC – 2,625,488
Robert Horne - 2,675,488

Page 8 of 10 Pages

Percent of class:

Ned Sherwood – 6.6%
ZS EDU L.P. – 5.3%
ZS EDU GP LLC – 5.3%
Robert Horne - 5.4%

(b)            Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

Ned Sherwood – 637,836
ZS EDU L.P. – 0
ZS EDU GP LLC – 0
Robert Horne - 50,000

(ii) Shared power to vote or to direct the vote

Ned Sherwood – 2,625,488
ZS EDU L.P. – 2,625,488
ZS EDU GP LLC – 2,625,488
Robert Horne - 2,625,488

(iii) Sole power to dispose or to direct the disposition of

Ned Sherwood – 637,836
ZS EDU L.P. – 0
ZS EDU GP LLC – 0
Robert Horne - 50,000

(iv) Shared power to dispose or to direct the disposition of

Ned Sherwood – 2,625,488
ZS EDU L.P. – 2,625,488
ZS EDU GP LLC – 2,625,488
Robert Horne - 2,625,488

(c)            The transaction dates, number of Shares purchased, the average price per share and a description of where the transactions were effected for all transactions by the Reporting Persons, within the last 60 days are set forth below:

Name of Reporting Person	Date	Number of Shares Purchased	Average Price per Share	How was the transaction effected
Robert Horne	February 16, 2011	50,000	$6.7452	Open Market
Ned Sherwood	March 18, 2011	2,708	$5.41	Open market
Ned Sherwood	March 18, 2011	1,116	$5.59	Open market
Ned Sherwood	March 18, 2011	2,786	$5.41	Open market
Ned Sherwood	March 18, 2011	1,029	$5.58	Open market
ZS EDU L.P.	March 18, 2011	491,871	$5.668	Open market
ZS EDU L.P.	March 21, 2011	670,522	$6.0874	Open market
ZS EDU L.P.	March 22, 2011	478,114	$6.1557	Open market
ZS EDU L.P.	March 23, 2011	220,420	$6.1323	Open market
ZS EDU L.P.	March 24, 2011	358,561	$6.5012	Open market
ZS EDU L.P.	March 25, 2011	198,000	$6.4981	Open market
ZS EDU L.P.	March 28, 2011	208,000	$6.5082	Open market

Page 9 of 10 Pages

(d)              No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)            Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Materials to be Filed as Exhibits.

None.

Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 12, 2011	Ned Sherwood

By: /s/ Ned Sherwood
Name: Ned Sherwood

May 12, 2011	ZS EDU L.P.

By: /s/ Ned Sherwood
Name: Ned Sherwood
Title: Manager of the General Partner, ZS EDU GP LLC

May 12, 2011	ZS EDU GP LLC

By: /s/ Ned Sherwood
Name: Ned Sherwood
Title: Manager

May 12, 2011	Robert Horne

By: /s/ Robert Horne
Name: Robert Horne